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August 3, 2007
BY EDGAR Anne Nguyen Parker Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C., 20549-7010

Re:	Western Goldfields Inc. Registration Statement on Form S-3 Filed July 19, 2007 File No. 333-144685

Dear Ms. Nguyen Parker:

On behalf of our client, Western Goldfields Inc. (“the Company”), we hereby acknowledge receipt of the comment letter dated July 31, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Registration Statement on Form S-3.

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses. The Company is filing today, by way of EDGAR, the Amended S-3 together with this response letter.

______________________

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Form S-3

1.	Please provide the signature of the principal accounting officer or controller.

Response: The comment is noted and we have provided the requested signature.

2.	Please provide the undertaking required by Item 512(a)(5) of Regulation S-K, or Item 512(g) of Regulation S-B, as applicable.

Response: The comment is noted and we have provided the requested undertaking.

Acknowledgment

The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2281.

Sincerely,

/s/ Lawrence Taylor
Lawrence Taylor

Attachment

cc:	Brian Penny, Western Goldfields, Inc.
Christopher Cummings, Shearman & Sterling LLP